Gregory Harrington
Gregory.Harrington@aporter.com

202.942.5082
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

December 7, 2010

Ms. Brittany Ebbertt
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Credicorp Ltd
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 18, 2010
File No. 001-14014

Dear Ms. Ebbertt:

Reference is made to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated November 26, 2010, and signed by Ms. Sharon Blume (Assistant Chief Accountant) regarding the above-referenced filing of Credicorp Ltd. (“Credicorp”).  As we discussed during our telephone conversation today, Credicorp believes that it will be in a position to provide a written response to each point in the Staff’s letter by December 20, 2010.

Please do not hesitate to contact me at (202) 942-5082 if you have any questions or comments.

Sincerely, Gregory Harrington

cc:	Ms. Sharon Blume
U.S. Securities and Exchange Commission

Mr. Alvaro Correa
Credicorp Ltd.